Mail Stop 4561

October 29, 2008

Paul D. Rutkowski
Chief Financial Officer
Polonia Bancorp
3993 Huntingdon Pike, 3rd Floor
Huntingdon Valley, PA 19006

> **RE:** **Polonia Bancorp**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed March 28, 2008**
> **File No. 000-52267**

Dear Mr. Rutkowski,

We have reviewed your filing and have the following comment. We have limited our review to only the issues raised in our comment. Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In our comment, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 10. Income Taxes, page F-19

1. We note you recorded a valuation allowance of $667,454 related to total deferred tax assets of $2,040,049 as of December 31, 2007.

    a. Please tell us how you considered the guidance in paragraphs 17-25 and 99-103 of SFAS 109 in determining the amount of the valuation allowance. Specifically tell us the facts and circumstances in determining whether each significant deferred tax asset was more likely than not to be realized.

    b. Please tell us if you were in a cumulative loss position in recent years. If yes, please tell us the specific positive evidence on which you relied to overcome the negative evidence of cumulative losses in recent years for the deferred tax assets with no valuation allowance. If no, please explain to us how you made this determination and provide the relevant accounting guidance on which you rely.

    Please respond to the above based on information and your determinations as of December 31, 2007 and tell us whether any of the key information/determinations changed through June 30, 2008.

    Please briefly disclose the key information related to the above in future filings starting with your next 10-Q.

    As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Your letter should key your response to our comment and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your response to our comment.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comment.

Sincerely,

Kevin W. Vaughn
Branch Chief